BlackRock MuniYield Investment Quality Fund (the “Registrant”)

77(I)

Terms of new or amended securities

A copy of an amendment to the Certificate of Designation Establishing and Fixing the Rights and Preferences of the Registrant’s Series W-7 Variable Rate Muni Term Preferred Shares is attached under sub-item 77Q1(a).